Exhibit 4.64

EXECUTION COPY

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE, dated as of July 24, 2008 (this “First Supplemental Indenture”), by and between XM Satellite Radio Holdings Inc., a Delaware corporation (the “Company”), having its principal office at 1500 Eckington Place N.E., Washington, D.C. 20002 and The Bank of New York, a New York banking corporation, as Trustee (the “Trustee”) under the Indenture (as defined below), having its principal corporate trust office at 101 Barclay Street, 8 West, New York, New York 10286.

W I T N E S S E T H:

WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of November 23, 2004 (the “Indenture”), pursuant to which the Company issued $400 million aggregate principal amount of 1.75% Convertible Senior Notes due 2009 (the “Notes”);

WHEREAS, the Company is party to an Agreement and Plan of Merger, dated as of February 19, 2007, as it may be amended, modified or extended (the “Merger Agreement”), among the Company, Vernon Merger Corporation and Sirius Satellite Radio Inc. (“Sirius”) pursuant to the terms of which the Company will be merged with Vernon Merger Corporation, a wholly-owned subsidiary of Sirius (the “Merger”);

WHEREAS, Section 11.1(f) of the Indenture provides that the Company and the Trustee may amend the Indenture and the Notes without the consent of any Holder (as defined in the Indenture) in order to add or modify any provisions of the Indenture which the Company and the Trustee may deem necessary or desirable and which shall not adversely affect the interests of the Holders of the Notes;

WHEREAS, Section 11.2 of the Indenture provides that the Indenture may be amended with the consent of each Holder of Notes affected by such amendment (in addition to the consent of Holders of at least a majority in principal amount of the then outstanding Notes);

WHEREAS, the Company has entered into a letter agreement, dated as of June 26, 2008, with the Holders party thereo (each, a “Consenting Holder” and collectively, the “Consenting Holders”), Brown Rudnick LLP (solely for purposes of Section 21 thereto) and Sirius (solely for purposes of Section 22 thereto), as amended by the Consent and Amendment Agreement, dated as of July 10, 2008 (as amended, the “Letter Agreement”), pursuant to which (i) effective upon consummation of the Merger, the Company has agreed to amend the Indenture and the Notes in order to increase the interest rate applicable to the Notes to 10% per annum retroactive to July 2, 2008, effective upon consummation of the Merger, (ii) the Consenting Holders have delivered an instruction to the Trustee to execute such amendment to the Indenture, and (iii) the Consenting Holders have agreed not to assert any claim that the Merger constitutes a Fundamental Change (as defined in the Indenture) under the terms of the Indenture;

WHEREAS, pursuant to the terms of the Letter Agreement and the Consenting Holders’ instruction to the Trustee, the Company and the Trustee intend to amend the Indenture and the Notes in order to (i) increase the interest rate applicable to the Notes effective upon consummation of the Merger and (ii) make clear that the Merger does not constitute a Fundamental Change under the terms of the Indenture with respect to the Consenting Holders (collectively, the “Proposed Amendments”);

WHEREAS, the Proposed Amendment described in clause (ii) above shall have no force or effect with respect to the Holders, if any, to whom notice of the offer contained in the Letter Agreement was provided, but who are not parties to the Letter Agreement;

WHEREAS, in the event that the Merger is not consummated by October 1, 2008, Holders party to the Letter Agreement may terminate the Letter Agreement and, following such termination, the parties to the Letter Agreement shall be restored to the same position that they were in and have the same legal rights that they possessed prior to the execution of the Letter Agreement;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the Proposed Amendments; and

WHEREAS, the execution and delivery of this First Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I - AMENDMENTS

Section 1.1. Amendments to the Indenture and the Notes.

(a) Section 1.1 of the Indenture is amended to add the following defined terms:

“Letter Agreement” means the Letter Agreement, dated as of June 26, 2008, among the Company, the Holders party thereto, Brown Rudnick LLP (solely for purposes of Section 21 thereto) and Sirius Satellite Radio Inc. (solely for purposes of Section 22 thereto), as amended by the Consent and Amendment Agreement, dated as of July 10, 2008.

“Merger” means the merger of the Company with Vernon Merger Corporation pursuant to the terms of the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 19, 2007, as it may be amended, modified or extended, among the Company, Vernon Merger Corporation and Sirius Satellite Radio Inc.

“Non-consenting Holder” means any Holder to whom notice of the offer contained in the Letter Agreement has been provided (which notice may be in the form of a press release), but who has not executed the Letter Agreement.

(b) Section 1.1 of the Indenture is amended to add the following to the end of the definition of “Fundamental Change”:

“With respect to the Notes held by Holders who are parties to the Letter Agreement, the Merger shall not constitute a Fundamental Change and no such Holder shall be entitled to any notice, offer to repurchase Notes or payment with respect thereto. The foregoing shall have no force or effect with respect to Non-consenting Holders, if any. In no event shall the foregoing be construed as an admission or statement of belief by the Company that the consummation of the Merger constitutes a Fundamental Change.”

(c) Upon the Amendment Operative Date (as defined in Section 2.14 hereof):

(i) all references in the Indenture and the Notes to “1.75% Convertible Senior Notes due 2009” shall be deemed to be deleted and the term “10.00% Convertible Senior Notes due 2009” shall be deemed to be substituted therefor; and

(ii) the Notes shall pay interest at an annual rate of 10.00% commencing on the first Interest Payment Date after the Amendment Operative Date with such interest accruing retroactively from July 2, 2008.

ARTICLE II - MISCELLANEOUS

Section 2.1. Effect of Supplemental Indenture. From and after the effective date of this First Supplemental Indenture (with respect to the amendments set forth in Sections 1.1(a) and (b) hereof) and from and after the Amendment Operative Date (with respect to the amendments set forth in Section 1.1(c) hereof), the Indenture and the Notes shall be supplemented in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby; provided, that, in the event the Letter Agreement is terminated by the Holders party thereto pursuant to the terms thereof, this First Supplemental Indenture shall cease to have any force or effect.

Section 2.2. Indenture Remains in Full Force and Effect. Except as supplemented by this First Supplemental Indenture, all provisions in the Indenture and the Notes shall remain in full force and effect.

Section 2.3. References to Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this First Supplemental Indenture may refer to the Indenture without making specific reference to this First Supplemental Indenture, but nevertheless all such references shall include this First Supplemental Indenture unless the context requires otherwise.

Section 2.4. Trust Indenture Act Controls. If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this First Supplemental Indenture, the provision of the TIA shall control. If any provision of this First Supplemental Indenture expressly modifies or excludes any provision of the TIA that may be so modified or excluded under the TIA, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this First Supplemental Indenture, as the case may be.

Section 2.5. Separability Clause. In case any provision of this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.6. Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

Section 2.7. Headings. The Article and Section headings of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this First Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.8. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Indenture, this First Supplemental Indenture or the Notes.

Section 2.9. Successors. All agreements of the Company in this First Supplemental Indenture shall bind its successors. All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

Section 2.10. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

Section 2.11. Certain Duties and Responsibilities of the Trustee. In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.12. Governing Law. This First Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 2.13. Multiple Originals. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this First Supplemental Indenture.

Section 2.14. Effectiveness. This First Supplemental Indenture shall become effective upon execution by the Company and the Trustee. As used herein, the “Amendment Operative Date,” which is the date that the Proposed Amendment set forth in Section 1.1(c) hereof shall be operative, shall mean the date that the Company delivers written notice to the Trustee that the Merger has been consummated, which notice shall be delivered no later than three (3) Business Days following the consummation of the Merger.

Section 2.15. Confirmation. Each of the Company and the Trustee hereby confirms and reaffirms the Indenture in every particular except as amended and supplemented by this First Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

XM SATELLITE RADIO HOLDINGS INC.

By:	/s/ Joseph J. Euteneuer
Name:	Joseph J. Euteneuer
Title:	Chief Financial Officer

THE BANK OF NEW YORK,
as Trustee

By:	/s/ Remo J. Reale
Name:	Remo J. Reale
Title:	Vice President